UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 24, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL LAUNCHES STEEL TRADE ONLINE STORE

Moscow, Russia – January 24, 2019 – Mechel PAO (MOEX: MTLR; NYSE: MTL), a leading Russian mining and metals company, reports launching an online store to market the company’s rolls.

Mechel Service OOO’s online store offers a wide range of rolls, including over 40,000 articles in 49 categories such as flat and section rolls, pipes, hot- and cold-rolled products, hardware, stainless rolls and others. The store’s website is http://www.mechelservice.ru/catalog .

The website also shows updated information on all of Mechel Service sales network’s subsidiaries located in 41 Russian cities and towns. Any Russian-based client can make a purchase and choose to use a delivery service, with the customer pick-up option also available. The store’s structure is simple and intuitively understandable, and an interactive catalogue makes choosing and buying rolls easier.

“Developing online services is a current trend in steel trade. We have mapped out several stages as we planned our efforts on improving internet sales. In 2019 we will introduce a personal account area, where customers will be able to check a product’s availability and reserve it, draw up an invoice, pay with a bank card or prepare billing documents, look up acts of acceptance and purchase history. It will be a real online assistant which will make buying steel rolls comfortable and profitable 24 hours a day and may be accessed from all kinds of electronic devices,” Mechel Service OOO’s Chief Executive Officer Leonid Polyansky noted.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

Mechel Service OOO is a sales and service network which markets Mechel Group's steel products in Russia.  Currently, there are 52 Mechel Service warehouse facilities working in 41 Russian cities and towns. Mechel Service also owns 18 service centers for additional processing of steel rolls. Mechel Service markets a wide range of steel products — rebar (including cold-worked one), regular flats, shaped flats, fine steel rolls, steel shapes, hardware, wire rope, stainless longs and flats, welded and shaped pipes, welded mesh.

It is part of Mechel Group’s steel division headed by Mechel-Steel Management Company OOO.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: January 24, 2019

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